FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: December 30, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

15 Abba Even Street
Herzliya 4672533, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Optibase Ltd. (NASDAQ: OBAS) ("Optibase" or the "Company") hereby reports that due to lack of quorum, the Company's Annual General Meeting intended to be held on December 30, 2015, was postponed by seven days, to the same day of the week at the same time and place (i.e., the Meeting will be held at 6:00 p.m. Israel time on January 6, 2016 at 15 Abba Even Street, Herzliya, Israel).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: December 30, 2015